

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4631

May 12, 2010

By U.S. Mail

Kim Thompson
Chief Executive Officer
Kraig Biocraft Laboratories, Inc.
120 N. Washington Square
Suite 805
Lansing, MI 48933

Re: **Kraig Biocraft Laboratories, Inc.**
Amended Quarterly Report on Form 10-Q for the Period Ended September 30, 2009
Filed May 6, 2010
Amended Quarterly Report on Form 10-Q for the Period Ended March 31, 2009
Filed May 11, 2010
File No. 333-162316

Dear Mr. Thompson:

We have reviewed your filings and have the following comments.

1.   We note your amended 10-Q for the period ended March 31, 2009 to recognize a
derivative liability for the CEO's employment agreement. Please tell us why you did not
also record a derivative liability as of December 31, 2008, as it appears the addendum to
the CEO's employment agreement that provided for the conversion feature was initiated
on October 10, 2008. In addition, given that you have now recorded a liability at March
31, 2009, it appears that your financial statements for the period ended June 30, 2009
may be incorrect since there were significant changes in the derivative liability from
March 31, 2009 to June 30, 2009. Please revise or advise as appropriate.

2.   Please file an Item 4.02 8-K for the restated quarterly reports.

*   *   *

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or Patricia Armelin, Staff Accountant, at (202) 551-3747 if you have questions regarding comments on the financial statements and related matters. Please contact Dieter King, Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Richard C. Fox, Esq. (Via Facsimile 603-778-9911)
       William Dauber, Esq. (Via Facsimile 212-886-2399)
       Fox Law Offices, P.A.
       131 Court Street, #11
       Exeter, NH 03833